February 14, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Kyle Wiley

Re:	NYIAX, Inc.
Registration Statement on Form S-1
Filed February 13, 2023
File No. 333-265357

Ladies and Gentlemen:

Pursuant to Rule 461, as amended, the undersigned, as the representative of the prospective underwriters of the proposed offering by NYIAX, Inc. (the “Company”), hereby join the Company’s request that the effectiveness of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Time, on Tuesday, February 14, 2023, or as soon thereafter as is practicable, or at such other time as the Company or its counsel, Robinson & Cole LLP, may request by telephone that such Registration Statement be declared effective.

The undersigned, as the representative of the prospective underwriters of the proposed offering, advise on behalf of the underwriters that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BOUSTEAD SECURITIES, LLC

By:	/s/ Keith Moore
Name: Keith Moore Title: Chief Executive Officer